GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

February 26, 2010
VIA EDGAR TRANSMISSION

Mr. Lyn Shenk Division of Corporation Finance Securities and Exchange Commission CF/AD5 100 F Street NE Washington, D.C. 20549-3561

Dear Mr. Shenk:

In response to the request from the staff of the Securities and Exchange Commission, please find attached a table that provides segment information by airport before and after giving effect to inter-company transactions.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Hamilton & Steen LLP at (212) 225-2758.

[Signature page follows]

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

Sincerely, Rodrigo Guzmán Perera Chief Financial Officer

cc:	Aamira Chaudry
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Ramón Alvarez Cisneros
    Galaz, Yamazaki, Ruiz Urquiza, S. C.
    Member of Deloitte Touche Tohmatsu

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530